UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 8)

                  NEUBERGER BERMAN REAL ESTATE INCOME FUND INC.
                       (Name of Subject Company (Issuer))

                             LOLA BROWN TRUST NO. 1B
                       (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                    64126D106
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 442-2156

                                    Copy to:
                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         1899 Wynkoop Street, 8th Floor
                             Denver, Colorado 80202
                                 (303) 592-3100
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

        Transaction Valuation*                  Amount of Filing Fee**
            $36,299,250                             $4,599.12

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 1,825,000 shares of the subject company (number of shares originally sought) by $19.89 (the purchase price per share offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B).

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $126.70 per million of the aggregate amount of the cash offered by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: $4,599.12          Filing Party: LOLA BROWN TRUST NO. 1B

                                                     ERNEST HOREJSI TRUST NO. 1B

Form or Registration Number: Schedule TO-T        Date Filed: September 10, 2004

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     |X| third-party tender offer subject to Rule 14d-1.

     |_| issuer tender offer subject to Rule 13e-4.

     |_| going private transaction subject to Rule 13e-3.

     |X| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

CUSIP No. 64126D106
--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Lola Brown Trust No. 1B
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

               (a)

               (b)
--------------------------------------------------------------------------------

3.   SEC Use Only
--------------------------------------------------------------------------------

4.   Source of Funds (See Instructions)         WC OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

6.   Citizenship or Place of Organization        Alaska
--------------------------------------------------------------------------------

Number of         7.       Sole Voting Power         463,200
Shares Bene-
ficially Owned    8.       Shared Voting Power
by Each
Reporting         9.       Sole Dispositive Power    463,200
Person With
                  10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person    463,200
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

13.  Percent of Class Reported by Amount in Row (11) 11.53%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions) OO
--------------------------------------------------------------------------------

                                 AMENDMENT NO. 8
                                       TO
                                   SCHEDULE TO


This Amendment No. 8 to the Tender Offer Statement on Schedule TO is being filed by the Lola Brown Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Trust"), and amends and supplements the Tender Offer Statement initially filed with the Securities and Exchange Commission ("SEC") on September 10, 2004 by the Trust together with the Ernest Horejsi Trust No. 1B, an irrevocable grantor trust domiciled and administered in Alaska (the "Ernest Trust" and, together with the Lola Trust, the "Trusts"), as amended by Amendment No. 1 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 1, 2004, Amendment No. 2 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 7, 2004, Amendment No. 3 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 14, 2004, Amendment No. 4 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated October 26, 2004, Amendment No. 5 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated November 5, 2004, Amendment No. 6 to Schedule TO filed by the Trusts with the Securities and Exchange Commission dated January 25, 2005 and Amendment No. 7 to Schedule TO filed by the Trust with the Securities and Exchange Commission dated May 24, 2005 (collectively, the "Original Schedule TO"). This Schedule TO relates to the Offer by the Trust to purchase up to 1,620,000 issued and outstanding shares of common stock, par value $0.0001 per share (the "shares"), of Neuberger Berman Real Estate Income Fund Inc., a Maryland corporation ("NRL"), at a price of $19.89 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest. The offer is set forth in the Supplement dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005 (the "Supplement"), the Amended and Restated Offer to Purchase dated May 24, 2005 (the "Restated Offer to Purchase") and in the related letter of transmittal (which, together with the Restated Offer to Purchase, and any amendments or supplements hereto or thereto, collectively constitute the "Offer"). Copies of the Restated Offer to Purchase and the letter of transmittal are attached as Exhibits (a)(32) and (a)(2), respectively, to the Original Schedule TO. A copy of the Supplement is attached as Exhibit (a)(37) hereto.

Items 1 through 11 of the Original Schedule TO are hereby amended by expressly incorporating by reference the information in the Supplement, and Item 12 is hereby amended by the information set forth below with respect to that item.

Item 12. Exhibits.

     The  following Exhibits are added:

        Exhibit      Description

     (a) (37) Supplement dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005.

          (38) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (39) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (40) Press release issued September 13, 2005.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2005

                                        Lola Brown Trust No. 1B

                                       /s/    Stephen C. Miller
                                      By:     Stephen C. Miller

                                      Name: Stephen C. Miller
                                      Title: Vice President of Badlands Trust
                                          Company, trustee of the Lola Brown
                                          Trust No. 1B

                                  EXHIBIT INDEX

Exhibit Description
     (a)  (1) Offer to Purchase, dated September 10, 2004.*

          (2)  Letter of Transmittal.*

          (3)  Notice of Guaranteed Delivery.*

          (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

          (7) Summary Advertisement, as published in the Wall Street Journal on September 10, 2004.*

          (8) Supplement dated October 1, 2004 Relating to the Offer to Purchase dated September 10, 2004.*

          (9)  Copy of Complaint dated September 23, 2004.*

          (10) Letter dated September 14, 2004 from counsel for the board of directors of NRL to Mr. Horejsi.*

          (11) Letter dated September 16, 2004 from the Trusts to the special committee of the board of directors of NRL.*

          (12) Press release issued October 1, 2004.*

          (13) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (14) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (15) Press release issued October 7, 2004.*

          (16) Copy of Counter-Claims dated October 7, 2004.*

          (17) Supplement No. 2 dated October 14, 2004 Relating to the Offer to Purchase dated September 10, 2004, as amended.*

          (18) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (19) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (20) Press release issued October 14, 2004.*

          (21) Supplement No. 3 dated October 26, 2004 Relating to the Offer to Purchase dated September 10, 2004, as amended.*

          (22) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (23) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (24) Press release issued October 26, 2004.*

          (25) Memorandum Opinion dated October 22, 2004 issued by the United States District Court for the District of Maryland.*

          (26) Declaratory Judgment Order dated October 22, 2004 issued by the United States District Court for the District of Maryland.*

          (27) Supplement No. 4 dated January 25, 2005 Relating to the Offer to Purchase dated September 10, 2004, as amended.*

          (28) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (29) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (30) Press release issued January 25, 2005.*

          (31) Letter from Stewart R. Horejsi to the Board of Directors of Neuberger Berman Real Estate Income Fund Inc. dated September 9, 2004.*

          (32) Amended and Restated Offer to Purchase dated May 24, 2005 Relating to the Offer to Purchase dated September 10, 2004, as Amended.*

          (33) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (34) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

          (35) Press release issued May 24, 2005.*

          (36) Letter from Stewart R. Horejsi to stockholders of Neuberger Berman Real Estate Income Fund Inc. dated May 24, 2005.*

          (37) Supplement dated September 13, 2005 relating to the Amended and Restated Offer to Purchase dated May 24, 2005.

          (38) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (39) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (40) Press release issued September 13, 2005.

     (b) Cash Management Account Agreement between the Lola Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.*

     (d)  Not Applicable

     (g)  Not Applicable

     (h)  Not Applicable


* Previously filed.